NR13-11	April 29, 2013.

Cardero Announces Results from
2013 Annual General Meeting

Vancouver, British Columbia. Cardero Resource Corp. (“Cardero” or the “Company”) (TSX: CDU, NYSE MKT: CDY) announces that all motions put forward for approval at its 2013 Annual General Meeting held April 25th in Vancouver, British Columbia (“AGM”) passed with significant shareholder support.

2013 Annual General Meeting Results

At the AGM, the following individuals were re-elected as the directors of the Company: Paul Matysek, Stephan Fitch, Ryan Dunfield, Leonard Harris, and the Company’s President & CEO, Hendrik Van Alphen. All directors were re-elected with the support of over 97% of the votes cast. PricewaterhouseCoopers, LLP, Chartered Accountants, were also appointed as the auditors of the Company for the fiscal year ending October 31, 2013.

The Company’s shareholders also approved an amendment to the Articles of the Company which implements a requirement for advance notice in connection with the nomination of individuals for election as director of the Company (“Advance Notice Requirements”). The purpose of the Advance Notice Requirements is to provide shareholders, directors and management of the Company with a clear framework for nominating directors of the Company. The Company is committed to: (a) facilitating an orderly and efficient annual general or, where the need arises, special meeting, process; (b) ensuring that all shareholders receive adequate notice of director nominations and sufficient information regarding all director nominees; and (c) allowing shareholders to register an informed vote after having been afforded reasonable time for appropriate deliberation. The Advance Notice Requirements are intended to further these objectives.

The Advance Notice Requirements, which are effective today, include, among other things, a provision that requires advance notice to the Company in certain circumstances where nominations of persons for election to the Board of Directors are made by shareholders of the Company. The Advance Notice Requirements fix a deadline by which director nominations must be submitted to the Company prior to any annual or special meeting of shareholders and sets forth the information that must be included in the notice to the Company. No person will be eligible for election as a director of the Company unless nominated in accordance with these requirements. In the case of an annual meeting of shareholders, notice to the Company must be made not less than 30 days and not more than 65 days prior to the date of the annual meeting; provided, however, that, in the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement.

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The full text of the Advance Notice Requirements, together with the detailed proxy voting on all resolutions submitted to the shareholders at the 2013 Annual General Meeting, is contained in the “Report of Voting Results” for the AGM which is available under the Company’s profile on SEDAR and on the Company’s website or upon request by contacting the Company’s Corporate Secretary at (604) 408-7488.

Issuance of Bonus Shares to Luxor Capital Group, LP.

The Company also announces that, on April 25, 2013, the Company issued 2,000,000 common shares of the Company (the “Bonus Shares”) to affiliates of Luxor Capital Group, LP. The Bonus Shares were issued in connection to a placement of senior secured notes (“Notes”) in the aggregate principal amount of USD 5,500,000 with certain affiliates of Luxor Capital Group, LP. The Notes were issued on April 22, 2013, have a one year term and were issued at a 9.1% discount to net the Company USD 5,000,000 ($5,077,020) with interest accruing at the rate of 10% per annum, payable semi-annually (13% after an event of default). The Bonus Shares will be subject to a hold period in Canada of four months from the date of issuance, plus additional restrictions under United States securities laws.

Mr. Henk Van Alphen, President and CEO of the Company, stated: “We are extremely happy to have the Luxor Capital Group as our major shareholder (12.3%), and now, with their participation as a lender to the Company, it confirms the confidence they have in the Carbon Creek Metallurgical Coal Project. Luxor Capital Group is a well-known mining investor with approximately $5BB in capital under management. They made their first investment in Cardero in 2008 and have been a consistent supporter of our Company and our management team.”

About Carbon Creek

The Carbon Creek Metallurgical Coal Deposit is the Company’s flagship asset. Carbon Creek is an advanced metallurgical coal development project located in the Peace River Coal District of northeast British Columbia, Canada. The project has a current reserve of 121 million tonnes, included within a 468 million tonne measured and indicated resource, of ASTM Coal Rank mvB coal. Mineral resources are not mineral reserves and there is no assurance that any of the additional mineral resources that are not already classified as reserves will ultimately be reclassified as proven or probable reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability. Having completed acquisition of the project in June 2011, the Company released results of an independent preliminary economic assessment in December 2011, followed by a Prefeasibility Study (“PFS”) in September 2012. The PFS estimates an undiscounted cash flow of $2.2 billion, an NPV8 of $633 million, and an IRR of 24% (all on a post-tax, 75% basis). The Company is currently undertaking a bankable feasibility study on the project.

For details with respect to the work done to date and the assumptions underlying the current resource and reserve estimates and prefeasibility study, see the technical report entitled “Technical Report, Prefeasibility Study of the Carbon Creek Coal Property, British Columbia, Canada” dated November 6, 2012 with an effective date of September 20, 2012 and available under the Company’s profile at www.sedar.com.

EurGeol Keith Henderson, PGeo, Cardero’s Executive Vice President and a qualified person as defined by National Instrument 43-101, has reviewed the scientific and technical information that forms the basis of this news release, and has approved the disclosure herein. Mr. Henderson is not independent of the Company, as he is an officer and shareholder.

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About Cardero Resource Corp.

The common shares of the Company are currently listed on the Toronto Stock Exchange (symbol CDU), the NYSE MKT (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5). For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of
CARDERO RESOURCE CORP.

“Henk van Alphen” (signed)
Hendrik van Alphen, CEO and President

Contact Information:	Andrew Muir
Direct Tel: 604 638-3287

General Contact:	Email: info@cardero.com
Toll Free: 1-888-770-7488
Tel: 604 408-7488
Fax: 604 408-7499

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements regarding the discovery and delineation of mineral deposits/resources/reserves, the timing for, and the potential completion of, a bankable feasibility study for the Carbon Creek project, the planned use of proceeds from the private placement of senior secured notes, the potential for the making of a production decision to proceed with a mine at Carbon Creek, the potential commencement of any development of a mine at the Carbon Creek deposit following a production decision, the potential for any production from the Carbon Creek deposit, business and financing plans and business trends, are forward-looking statements. Information concerning mineral resource/reserve estimates and the economic analysis thereof contained in the prefeasibility study may also be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered, and the results of mining it, if a mineral deposit were developed and mined. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market for, and pricing of, any mineral products the Company may produce or plan to produce, significant increases in the amount or cost of any of the machinery, equipment or supplies required to develop and operate a mine at Carbon Creek, a significant change in the availability or cost of the labor force required to operate a mine at Carbon Creek, significant increases in the cost of transportation for the Company’s products, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies (including the use of a tug/barge to transport coal and the establishment and operation of a transload facility), and other risks and uncertainties disclosed in the Company’s 2013 Annual Information Form filed with certain securities commissions in Canada and the Company’s 2013 annual report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Company and filed with the appropriate regulatory agencies. All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

Cautionary Note Regarding References to Resources and Reserves

National Instrument 43 101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this press release have been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM, and in the Geological Survey of Canada Paper 88-21 entitled “A Standardized Coal Resource/Reserve Reporting System for Canada” originally published in 1988 (the “GSC Paper”).

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United States shareholders are cautioned that the requirements and terminology of NI 43-101, the CIM Standards and the GSC Paper differ significantly from the requirements and terminology of the SEC set forth in the SEC’s Industry Guide 7 (“SEC Industry Guide 7”). Accordingly, the Company’s disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to SEC Industry Guide 7. Without limiting the foregoing, while the terms “mineral resources”, “inferred mineral resources”, “indicated mineral resources” and “measured mineral resources” are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to SEC Industry Guide 7. Mineral resources which are not mineral reserves do not have demonstrated economic viability, and US investors are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility study or prefeasibility study, except in rare cases. The SEC normally only permits issuers to report mineralization that does not constitute SEC Industry Guide 7 compliant “reserves” as in-place tonnage and grade without reference to unit amounts. In addition, the NI 43-101 and CIM Standards definition of a “reserve” differs from the definition in SEC Industry Guide 7. In SEC Industry Guide 7, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made, and a “final” or “bankable” feasibility study is required to report reserves, the three-year historical price is used in any reserve or cash flow analysis of designated reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.